INVEST IN **ARKHAUS**

Transforming Waterways Into Destinations



arkhaus.co Miami, FL

Female Founder | Travel & Tourism | Entertainment | Brick & Mortar | Real Estate

Highlights

Regular Updates
Founders have a strong track record of investor updates.

1. ARKHAUS has launched its Miami beta, and is now deploying premium overwater villa resorts globally.
2. 2025 acquisition of boatbuilder Arkup vertically integrates design, build, and platform expansion.
3. World-class partnerships with renowned designer Pininfarina and premiere builder Lyman-Morse
4. Third-party project financing arm enables asset light scaling of yacht production and global resorts
5. Solar-powered, electric-drive "villa yachts" enable sustainable development on global waterways.
6. Spud-stabilized yacht platform delivers unmatched stability, modularity, and scale
7. Villa yachts connect and disconnect modularly, allowing resorts to scale up or down endlessly.

Featured Investors

Meliorate Partners Follow

Invested $100,000

meliorate.earth

"At Meliorate Partners, we are propelled by the core belief that we can do better. Here is what that means to us.

The history of the human race has always been one of innovation. Innovators have historically met the needs of their time by utilizing available information to bring forth incredible, transformative, and positive changes to our lives and the world. For most of these innovations, the assumption was they would not impact the environment, or that the tradeoffs of any negative impact were worth the improvements.

Our understanding of the world around us is now much more evolved. We now recognize the intricate interdependence between humans and our natural ecosystems, acknowledging the indispensable role of healthy natural environments in our prosperity.

To us, this new awareness means we need to reimagine our economy from the ground up...rethinking how we move, what we wear, where we live, what we eat, how we make things, and what we do with it all when it is used up or tossed aside.

As we say this, we are not blind to the economic and social realities this re-imagining requires. Solutions must be better, cheaper and/or faster. They need to drive job creation and replacement, not just job destruction. They need to be able to economically self-sustain, and not exist solely at the whims of the current political environment or the latest subsidy.

Anchored by this mission, Meliorate Partners is dedicated to discovering and supporting the innovators dreaming up solutions that replace, transition, or mitigate the consequences of past decisions. We act with a simple yet powerful principle: "replace where we can, transition where we must, and mitigate when we can't do the first two."

Our mission extends beyond mere investment. We're part of a new movement of founders and investors, a community dedicated to re-imagining the economic landscape to prioritize harmony between our natural ecosystems and humanity, investing in a future where environmental sustainability and economic prosperity go hand in hand."

View Investment Memo



Steven Andres
Syndicate Lead

Follow

Invested $1,005,000

Innovator and Investor

"I believe in the long-term vision of The Ark Companies, paving the way to a sustainable, eco-friendly, electrified floating hospitality experience. Arkhaus uniquely combines maritime decarbonization with premium hospitality, supported by a vertically integrated platform spanning vessel manufacturing through guest experience. Early traction—hundreds of member applications, strong recurring revenue, and premium pricing—demonstrates clear product-market fit. Modular solar-electric vessels enable rapid, capital-efficient expansion without real estate constraints. Arkhaus is redefining luxury social spaces on the water while building a scalable, defensible business aligned with the future of sustainable maritime infrastructure."



Other investors include Jeremi Gorman, Chris Sandro, Thomas Lefebvre, Duke Punhong, Steven Andres, Jignesh Patel & 137 more

Team



Sam Payrovi Co-Founder & Chief Executive Officer

14-year investment banker turned serial entrepreneur. Graduating from UCLA with dual degrees, in 2001 he joined Bear Stearns' market-leading mortgage analytics F.A.S.T. group.



Nathalie Paiva Co-Founder & Chief Xperience Officer

Drawing on marketing standards from years of in-house work with such global luxury leaders as LVMH, Nathalie has extensive experience developing strategy & communication plans for high-touch, service-oriented brands.



Drew Kelley Head of Finance

With 20+ years in the hospitality, leisure & entertainment sector, Drew has executed over $50 billion of capital market and strategic transactions at Bear Stearns and Jefferies. Most recently, Drew served as the CFO of Mohegan Sun Gaming.



Elizabeth King-Moura Internal Operations

A Certified Public Accountant, bringing over 2 decades of leadership in accounting & finance. Liz began her career at E&Y and steadily rose through the ranks at iStar Financial & GTIS Partners, before spending nearly 10 years consulting.



Emily Swart Creative Operations



Fred Moura Junior Accountant

With a diverse background as a business owner, Fred returned to accounting during the pandemic, managing books & records for multiple companies. He joined ARKHAUS as a Junior Accountant, focused on financial organization and operational efficiency.

ARKHAUS is building a global network of overwater resorts by deploying solar-electric, self-lifting, yachts.



VISION

ARKHAUS is creating **a sustainable pathway to reimagine and activate underutilized waterways**.

Through advanced vessels featuring **spud-stabilization** and fully **electric propulsion** powered by endless **solar energy**, ARKHAUS enables new forms of commerce, industry, and municipal use, transforming waterways into dynamic, future-ready economic assets.

THE ARKHAUS RESORT

An ARKHAUS resort is **a luxury overwater villa experience** delivered as part of a growing global network. Each destination offers premium hospitality, supported by a membership club that connects guests across iconic waterfront locations.





OUR UNIQUE ADVANTAGE

Modular, Stabilized, Platform Vessels that Double As Infrastructure

ARKHAUS' spud-stabilization technology revolutionizes vessels and turns them into floating infrastructure. These vessels anchor in place, elevate out of the water, and form ultra-stable platforms for hospitality, lodging, commerce, and mobility.

MODULAR SCALABILITY

The spud-stabilization advantage allows multiple ARKHAUS yachts to **connect securely and operate as a single, fully stable resort platform.**

With electric propulsion powered by endless solar energy, the yachts can move freely, connect modularly, and scale seamlessly. **Resorts can expand or contract by adding or removing vessels as demand evolves.** Entire villa clusters can be redeployed across resorts worldwide, delivering unmatched global flexibility and establishing the foundation for future floating venues, commerce, and waterborne districts over time.



MERGE THE COMPETITION



Traditional overwater bungalows focus solely on overnight stays.



ARKHAUS Resorts combine the **overwater villa + day yacht** offerings into a single experience.



Yacht charters are mostly limited to day use and don't connect or scale.







Marina-based
ARKHAUS resorts deploy in four flexible formats, enabling phased expansion, modular scaling, and deeper penetration of high-value markets.
Hotel Extensions
Overwater bungalow
Mega-Resort

RESORT MARKETS



Americas
Miami, Palm Beach, Key West, Tampa, Sarasota,
New York City, Hamptons, Newport Beach, Cabo San Lucas,
San Diego, San Francisco Bay, Lake Tahoe, Seattle, Charleston, Hilton Head

Cosmopolitan Waterfronts
Dubai, Monaco, French Riviera, Singapore, Hong Kong, Abu Dhabi, Sydney, Barcelona,
Lisbon, Tel Aviv, Cape Town, Cartagena, Mallorca, Auckland

Resort Waterfronts
Cabo San Lucas, Maldives, Bora Bora, St. Barts, Bali, Bahamas, BVI, Turks & Caicos, Bermuda, Seychelles,
Phuket, Mykonos, Amalfi Coast, Ibiza, Bodrum, Saudi Red Sea, Doha, Hvar Croatia



pininfarina

GLOBAL PARTNERS FOR GLOBAL EXPANSION

Design by Pininfarina

The famed **Italian design house** has joined to not only refresh the existing vessel designs, but also to imagine future generations, sizes, and functionalities.

As the world's largest 'branded residence' company, Pininfarina will partner in creating branded floating resorts with ARKHAUS.



LYMAN-MORSE

Boatbuilding by Lyman Morse

Trusted for building some of the world's finest yachts, the 3rd generation **American boatbuilder** brings over 46 years of craftsmanship rooted in Maine.

The Lyman-Morse team is positioned to advance the functionality and build quality of the ARKHAUS product line, while also partnering to develop and scale dedicated U.S. and int'l shipyards, supporting global scale and resort deployment.

MILESTONES

Vessel Production

	2026	2027	2028	2029	2030
Vessel Production	New generation Villa 50 design revealed. Builds: Villa 50, Recreational - 4 Villa 50, Commercial - 1	Completely redesigned Villa 75 revealed. Builds: Villa 50 - 14 Villa 75 - 4	So. Florida expansion shipyard opened with Lyman Morse Builds: Villa 50 - 24 Villa 75 - 6	Complete redesign Villa 50 & Villa 100 revealed Builds: Villa 50 - 32 Villa 75 - 10	International shipyard expansion Builds: Villa 50 - 48 Villa 75 - 18
Resort Deployment	Launch 1st "marina waterfront" resort on 2 retrofitted vessels. Expand with 4 new vessels to 2 marina locations.	Add 2 marina resorts Launch 2 hotel-partner resorts	Add 2 marina resorts Add 4 hotel-partner resorts Launch first over-water resort	Add 4 marina resorts Add 4 hotel-partner resorts Add 2 over-water resorts	Add 0 marina resorts Add 0 hotel-partner resorts Add 0 over-water resorts Build first mega-resort in Dubai

Resort Deployment



VERTICAL INTEGRATION DRIVES CONTROL

In 2025, **ARKHAUS acquired its vessel builder Arkup**, giving the company direct control over the design, engineering, and production of its spud-stabilized yacht platform. This vertical integration allows ARKHAUS to move faster, iterate continuously, and deploy at scale—ensuring it is the only company capable of reliably delivering stabilized floating resort infrastructure.

The result is a durable execution moat that competitors cannot replicate through partnerships alone.

PROPRIETARY IP ENABLES



IP ENABLES EXPANSION

ARKHAUS is developing a proprietary IP stack that uniquely enables the company to expand beyond individual resorts into a scalable waterborne infrastructure platform.

This stack spans stabilized vessel architecture, modular connectivity, energy systems, and operational controls— allowing ARKHAUS to deploy and coordinate spud-stabilized yachts at increasing scale. This IP forms the bridge between delivering premium floating resorts today and supporting larger waterborne districts and municipal infrastructure tomorrow.

Proprietary IP summaries can be made available during diligence.



BUSINESS MODEL

ARKHAUS generates revenue from two core streams: annual membership dues and premium overnight lodging. The membership model increases demand, which—combined with limited villa supply—allows ARKHAUS to command strong overnight rates.

Membership Dues	Resort Bookings
$2,500 Annual	**$2,700** ADR at 65% Occupancy
Resort Access provides priority booking & preferred rates.	Blended nightly rate across public & preferred member rates



UNIT ECONOMICS

ARKHAUS generates revenue from nightly lodging and membership. After operating expenses, ARKHAUS earns a monthly management fee per vessel and a performance share of net operating revenue that begins at a minority share and increases over time, reaching full participation by year nine.


$53K
Gross Revenue
$28K
Operating Expense
$25K
Net Operating Revenue
$13K
Non ARKHAUS OpEx
$15K
ARKHAUS Mngmnt Fee
$6K
ARKHAUS Performance Fee
$19K
Asset Investor Distribution
$185K
Annual
Member Dues per Villa
$21K
Monthly
Net Revenue per Villa
$437K
Annual
Net Revenue per Villa

The above numbers are projections. Future projections cannot be guaranteed.

CAPACITY-DRIVEN GROWTH

ARKHAUS growth is driven by build capacity, scaling predictably as vessel production increases. Each production ramp translates directly into new deployments, enabling **disciplined, modular expansion** and clear visibility into revenue growth over time.


250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
2026
2027
2028
2029
2030
2031
2032
Gross Operating Revenue
Net Operating Revenue
ARKHAUS Revenues

* The delta between NOR and ARKHAUS Revenue is the distributions to the vessel financing (RPU) program.

Future projections are not guaranteed

INVESTMENT OPPORTUNITY

ARKHAUS offers investors exposure to a category-defining real-estate & hospitality platform with **proven demand, vertical integration, and a scalable, capacity-driven growth model—** positioned to expand globally while maintaining capital efficiency.


PRE-SEED
2021
$900K
12.5M-15M
Val Cap
SEED
2023-2024
$2.6M
20M-25M
Val Cap
$10M
Post-Seed
2026
$5M
Equity
$2M
Equity
Committed
$3M
Venture Debt
$2M
SBA Paydown
$2M
Investor Debt Paydown
Equity
Additional Runway


Platform Ops
$1,175K
Tech Development
$750K
Vessel Development
$750K
Marketing
$600K
Corp Overhead
$450K
IP Development
$250K
Working Capital
$925K
USE OF FUNDS
Capital will be deployed to expand vessel and shipyard capacity, accelerate ARKHAUS resort deployments across priority markets, and scale platform operations, technology, and working capital to support disciplined, multi-location growth.

Future projections are not guaranteed


TEAM
Our team brings decades of experience in boatbuilding, operations, transportation tech, and scaling high-growth companies in regulated environments.
Sam Payrovi
Co-Founder & CEO
Nathalie Paiva
Co-Founder & CXO
Drew Kelley
Head of Finance
David Johansson
Production Operations
Liz King
Internal Operations
Emily Swart
Creative Operations

Partnerships & Press


ARKHAUS Off The Grid
ARKHAUS
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> *View January 2026 feature in [The Robb Report]*